Exhibit 3.1

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

Centurion Acquisition Corp. (ROC #406352) (the “Company”)

TAKE NOTICE that by minutes of an extraordinary general meeting of the Company dated 12 June 2026, the following special resolution was passed:

4	The Extension Proposal

Resolved, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by amending Article 51.7 as follows:

“In the event that the Company does not consummate a Business Combination on or before June 12, 2027 (the “Deadline Date”), or by such earlier date as the Directors may determine (in their sole discretion), or such later time as the Members may approve by Special Resolution in accordance with the Articles, the Company shall as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

5	The Adjournment Proposal

“RESOLVED, as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or convenient, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Proposal, or if we otherwise determine that additional time is necessary to effectuate the Extension.”

/s/ Stephanie-Ann Whittaker
Stephanie-Ann Whittaker
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 16th day of June 2026